Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Third Quarter Ended		Nine Months Ended
	Sept. 26,	Sept. 28,	Sept. 26,	Sept. 28,
	2008	2007	2008	2007

Basic:
Average shares outstanding	20,374,000	20,392,000	20,387,000	20,300,000

Net Income	$9,909,000	$9,908,000	$21,662,000	$40,961,000
Per share amount	$0.49	$0.49	$1.06	$2.02

Diluted:
Average shares outstanding	20,374,000	20,392,000	20,387,000	20,300,000
Dilutive stock securities based on the treasury stock method using average market price	238,000	338,000	229,000	436,000

Totals	20,612,000	20,730,000	20,616,000	20,736,000

Net Income	$9,909,000	$9,908,000	$21,662,000	$40,961,000
Per share amount	$0.48	$0.48	$1.05	$1.98